Mr. John Stickel

Attorney-Advisor

Securities and Exchange Commission

Trophy Hunting Unlimited, Inc.

7500 Saddle Mountain Road

Bozeman, MT 59715

September 13, 2011

United States Securities and Exchange Commission

Attn: Mr. John Stickel, Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:

Trophy Hunting Unlimited, Inc.

Amendment No. 1 to Form 10-12G

Filed August 24, 2011

File No. 000-54454

Dear Mr. Stickel:

We are writing in response to your comment letter dated September 9, 2011, regarding the above referenced filing for Trophy Hunting Unlimited, Inc. (the “Company”).  Our responses to your comments follow each of the comments below.

Business Development, page 1

1.

We note your response to our prior comment 6 and reissue.  While we note your revision on page 5, please similarly revise your disclosure on pages 1 and F-7 to delete the statement that “revenue is present.”

RESPONSE:  We have removed all references to “revenue is present” throughout the filing.

Business of Issuer, page 1

2.

Please expand your disclosure in the fourth paragraph of this section to clarify that you have only $4,090 of cash on hand as of August 18, 2011, or provide this information as a more recent date and update page 13 accordingly.

RESPONSE:  Page 1 and 13 of the filing have been updated to clarify that we only have $2,590 of cash on hand as of August 31, 2011.

Management’s Discussion and Analysis of Financial Condition, page 10

3.

We note your response to our prior comment 12 and reissue.  Please revise your disclosure on page 13 and in the Form of Acquisition section to provide a reasonable estimate of the sum required to consummate your acquisition or reverse merger.  To the extent it is not possible to provide such an estimate, please disclose that such acquisition or reverse merger may be costly, that you have very limited resources with which to complete the acquisition or reverse merger, and that all of your remaining cash might be exhausted prior to or in the process of trying to complete the acquisition or reverse merger.

RESPONSE:  We have updated this disclose in the Management’s Discussion and Analysis or Financial Condition section and the Form of Acquisition section of the filing.

Mr. John Stickel

Attorney-Advisor

Securities and Exchange Commission

Potential Target Companies, page 11

4.

Please revise to remove the term “substantial” in the first paragraph on page 12 to describe Mrs. Arkell’s business associations.  Please also disclose here that there is no guarantee that using Mrs. Arkell’s business associations will help in identifying a target candidate.

RESPONSE:  We have removed the term “substantial” as requested, and added the additional disclosure in the filing.

5.

Please expand your disclosure to describe what “certain assurance of value” Mrs. Arkell intends to obtain of a target entity’s assets prior to consummating a transaction.

RESPONSE:  We have removed the reference to “certain assurance of value” because of its unclear meaning.

Furthermore, in response to the comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission

Please feel free to contact David Rees via e-mail at drees@vincentrees.com or via telephone at (801) 303-5730 with any questions or concerns.  Thank you for your assistance with this filing.

Sincerely,

TROPHY HUNTING UNLIMITED, INC.

By: /s/ Debra Arkell

Debra Arkell, Chief Executive Officer